UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For The Month of November, 2006
Commission File Number 000-27298
BE Semiconductor Industries N.V.
(Translation of Registrant’s Name Into English)
Marconilaan 4
5151 DR Drunen
The Netherlands
(Address of Principle Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-                    .)

     BE Semiconductor Industries N.V. (the “Company”) is furnishing a press release dated October 31, 2006 that announced financial results for the third quarter of 2006. A copy of the press release is attached hereto as Exhibit 99.1.
Exhibits
99.1 Press Release dated October 31, 2006

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BE SEMICONDUCTOR INDUSTRIES N.V.
By:	/s/ Richard W. Blickman
	Name:	Richard W. Blickman
	Title:	President and Chief Executive Officer
	Date:	November 2, 2006